Exhibit 99.3
Cautionary statement
This presentation has been prepared by Rio Tinto plc and Rio Tinto Limited (“Rio Tinto”) and comprises the slides for a presentation concerning Rio Tinto. By reviewing/attending this presentation you agree to be bound by the following conditions.
Forward Looking Statements
•	This presentation includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this presentation, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

•	Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forwardlooking statements include, among others, levels of production during any period, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this presentation. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

•	Nothing in this presentation should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.

•	Information about BHP Billiton included in this presentation is based on public information which has not been independently verified. Certain statistical and other information about Rio Tinto included in this presentation is sourced from publicly available third party sources. As such it presents the views of those third parties, but may not necessarily correspond to the views held by Rio Tinto.
Directors’ Responsibility Statement:
•	The Directors of Rio Tinto plc and Rio Tinto Limited accept responsibility for the information contained in this presentation, except that the only responsibility accepted in respect of information relating to BHP Billiton, which has been compiled from published sources, is to ensure that such information has been correctly and fairly reproduced and presented. Subject as aforesaid, to the best of the knowledge and belief of the Directors of Rio Tinto plc and Rio Tinto Limited (who have taken all reasonable care to ensure that such is the case), the information contained in this presentation is in accordance with the facts and does not omit anything likely to affect the import of such information.

•	Subject to the requirements of the Takeover Code, none of Rio Tinto, any of its officers or any person named in this presentation with their consent or any person involved in the preparation of this presentation makes any representation or warranty (either express or implied) or gives any assurance that the implied values, anticipated results, performance or achievements expressed or implied in forward-looking statements contained in this presentation will be achieved.

•	Subject to any continuing obligations under applicable law, the Takeover Code, the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange, Rio Tinto expressly disclaims any obligation to disseminate, after the date of this presentation, any updates or revisions to any statements in this presentation to reflect any change in expectations or events, conditions or circumstances on which any such statements are based.

Rio Tinto Pilbara media visit — January 2008	2

East Pilbara operations
Greg Lilleyman
General manager East Pilbara operations — Iron ore
16 Janauary 2008

Rio Tinto Pilbara media visit — January 2008	3
East Pilbara operations
•	Includes the Yandi, West Angelas and Hope Downs mines

•	Production from East Pilbara operations will account for approx 46% of 2008 production

•	1,300 number of employees

•	All mines are operated on a fly-in / fly-out basis

Rio Tinto Pilbara media visit — January 2008	4

West Angelas

Rio Tinto Pilbara media visit — January 2008	5
Mine operations overview — West Angelas — Deposit A
•	Ore Reserves*
•	408 mt (Marra Mamba — Deposits A, B & E)
•	Mineral Resources*
•	505 mt (Marra Mamba — Deposits A to G and Angelo River)

*	as at 31 December 2006
Note: Please refer to previously announced ore reserves and mineral resources in the Rio Tinto 2006 Annual report and financial statements

Rio Tinto Pilbara media visit — January 2008	6

Iron ore mining process

Rio Tinto Pilbara media visit — January 2008	7
West Angelas operations overview
•	Conventional open pit operations

•	Employees — 870 room camp
•	460 employees

•	Up to 390 contractors, when required
•	Train load time – 3hrs

•	Train-loading rate – 8,000tph

•	Primary crusher rate – 3,800tph

Rio Tinto Pilbara media visit — January 2008	8

West Angelas mobile mining fleet
•	8 loading units

•	13 haul trucks (190t)

•	10 haul trucks (220t)

•	Auxiliary equipment:
•	6 dozers

•	4 graders

•	5 drills

Rio Tinto Pilbara media visit — January 2008	9
West Angelas plant process flow
•	This is the standard plant process flow used at Rio Tinto Pilbara iron ore operations since the development of the Marandoo mine in 1993

•	Product stockyard capacity at the mine is 900kt (6 x 150 kt)

•	Supplementary ore is being supplied (via CV50) from a contract mobile crushing & screening plant located near the low grade ore stockpile. This initiative increases total capacity to 28.5mtpa

Rio Tinto Pilbara media visit — January 2008	10

Technology trials focused on West Angelas
•	Technology testing hub has been created at the West Angelas operations; centralised in one place

•	Projects include:
•	Autonomous drills

•	Autonomous haul trucks

•	East Pilbara Remote Operations Centre and remote planning

•	Continuous miner

Rio Tinto Pilbara media visit — January 2008	11
Hope Downs project: less than three years from agreement to market

Agreement reached with Hancock Prospecting to develop Hope Downs iron ore assets	•	US$1 billion Hope Downs 22mtpa mine and infrastructure development approved	•	Expansion of Hope Downs mine development to 30mtpa announced	•	First shipment by late January
	•	Construction of the mine and rail commences immediately	•	First ore delivered to process plant on November 15th	•	Ramp up to full production expected by end of 2009
			•	First railing achieved on December 17th
			•	Feasibility study approved to develop the Hope Downs 4 deposit

Rio Tinto Pilbara media visit — January 2008	12

Hope Downs overview (for the flyover)

Rio Tinto Pilbara media visit — January 2008	13
Yandicoogina

Rio Tinto Pilbara media visit — January 2008	14

Mine operations overview Yandicoogina — Junction
•	Ore Reserves*
•	437 mt (Junction Central & South East)
•	Mineral Resources*
•	1,145 mt

*	as at 31 December 2006
Note: Please refer to previously announced ore reserves and mineral resources in the Rio Tinto 2006 Annual report and financial statements

Rio Tinto Pilbara media visit — January 2008	15
Yandicoogina operations overview
•	Largest of all RTIO mines in terms of material moved and ore produced

•	Capacity of 52mtpa

•	Channel Iron Deposit (CID)

•	Low waste : ore ratio

•	Three crushing and screening plants

•	One product = HIY fines

•	447 km by rail to Dampier

•	FIFO operation ~500 direct employees, 300 contractors (when required)

Rio Tinto Pilbara media visit — January 2008	16

History of development and expansions
1.	Initial development
•	Based on Junction Central deposit

•	15mtpa ‘dry plant’

•	Completed in 1999

•	10mt produced in 1st yr operation (1999)
2.	Expansion from 15mtpa to 20mtpa
•	Modified crushing & screening circuit in 15mtpa ‘dry plant’

•	Completed in 2000
3.	Expansion from 20mtpa to 24mtpa
•	Modified crushing & screening circuit in 20mtpa ‘dry plant’

•	Included new 600kt live capacity stockyard

•	Completed in 2004
4.	Expansion from 24mtpa to 36mtpa
•	New ‘wet plant’ to process low grade ore

•	Commissioned mid 2005
5.	Expansion; 36mtpa to 52mtpa
•	Based on Junction South East deposit

•	New 16mtpa capacity ‘dry plant’

•	Enlarged stockyard (4 × 275 kt)

•	Additional rail loop and train loadout

•	Fully commissioned and operating at full capacity (ahead of schedule)

Rio Tinto Pilbara media visit — January 2008	17
Junction South East (JSE) expansion overview
•	JSE development required an expansion from 36mtpa to 52mtpa

•	Commissioning of JSE is now complete

•	Project completed 4 months ahead of time

•	Expansion included:
•	New 16mtpa dry plant

•	Enlarged stockyard (4 x 275kt stockpiles)

•	Additional rail loop and train loadout
•	Operations are now running at a 52mtpa rate

Rio Tinto Pilbara media visit — January 2008	18

Yandi mobile mining equipment
•	7 loading units

•	13 haul trucks (190t)

•	9 haul trucks (240t)

•	Auxiliary equipment:
•	5 dozers

•	3 graders

•	3 drills

Rio Tinto Pilbara media visit — January 2008	19
East Pilbara people
•	Regional FIFO
•	Broome, Geraldton, Port Hedland, Busselton

•	Other options being examined
•	Increased focus on indigenous recruitment

•	Apprenticeships at FIFO sites

•	Flexible employment initiatives

•	Camp upgrades

•	Creating more Perth based operational roles (historically site based)

Rio Tinto Pilbara media visit — January 2008	20